EXHIBIT 12.1
Digital River, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

						Nine months
						ended
	Years ended December 31,					September 30,
	2001	2002	2003	2004	2005	2006
Income (Loss) from operations as reported	$(20,103)	$(916)	$16,298	$34,762	$66,713	$49,578
Add: Fixed charges	137	165	235	2,094	3,092	2,279
Earnings as defined	(19,966)	(751)	16,533	36,856	69,805	51,857
Fixed charges	$137	$165	$235	$2,094	$3,092	$2,279
Ratio of earnings to fixed charges (1)	—	—	70.4	17.6	22.6	22.8

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest. Earnings were insufficient to cover fixed charges in 2001 and 2002 by an amount equal to the net loss for the period.

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